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Filed by Polycom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934
Subject Company: PictureTel Corporation
Commission File No. 333-63252

POLYCOM ANNOUNCES SUCCESSFUL COMPLETION OF SUBSEQUENT OFFERING PERIOD AND WILL COMPLETE PICTURETEL ACQUISITION ON OCTOBER 18, 2001

MILPITAS, Calif.—(BUSINESS WIRE)—October 17, 2001—Polycom, Inc. (NADSAQ: PLCM) announced today the expiration of its previously announced subsequent offering period for its exchange offer to exchange each outstanding share of common stock of PictureTel Corporation (NASDAQ: PCTL) validly tendered for $3.11 in cash and 0.1177 of a share of Polycom common stock.

The subsequent offering period expired, as scheduled, at 12:00 midnight New York City time on October 16, 2001. 4,890,765 shares of PictureTel common stock have been tendered in the subsequent offering period, including shares that were subject to notices of guaranteed delivery presented during the initial exchange offer period. These shares, together with the shares tendered during the initial exchange offer, bring Polycom's ownership of PictureTel to approximately 53,481,379 shares or approximately 90.9 percent of the outstanding shares of PictureTel common stock.

Polycom expects to acquire the remaining outstanding shares of PictureTel common stock on October 18, 2001 pursuant to a short-form merger of its wholly owned subsidiary with and into PictureTel. No further action is required by the remaining stockholders of PictureTel to effect the merger. As a result of the merger, the remaining outstanding shares of PictureTel common stock, other than shares held by Polycom or its subsidiaries and by stockholders exercising dissenter's rights, will be converted into the right to receive $3.11 in cash and 0.1177 of a share of Polycom common stock for each such share and PictureTel will thereby become a wholly owned subsidiary of Polycom. Polycom intends to send PictureTel stockholders who did not tender their shares in the offer instructions as to how to exchange each of their shares of PictureTel common stock for $3.11 in cash and 0.1177 of a share of Polycom common stock as merger consideration.

About Polycom

Polycom develops, manufactures and markets a full range of high-quality, easy-to-use and affordable voice and video communication products and network infrastructure and access solutions. Polycom's integrated communication solutions enable business users to immediately realize the benefits of video, voice and data over rapidly growing converged networks. For additional information, call 1-800-POLYCOM (765-9266) or +1-408-526-9000, or visit the Polycom web site at www.polycom.com.

About PictureTel

PictureTel is a leader in developing, manufacturing, and marketing a full range of visual-and audio-collaboration and streaming-video solutions. PictureTel's PC-based systems meet customers' collaboration needs from the desktop to the boardroom. Additional PictureTel information is available at www.picturetel.com.

Forward Looking Statements

This release includes forward looking statements about the PictureTel acquisition, including statements about the timing of the completion of the acquisition. These statements involve many risks and uncertainties, including risks associated with the acquisition, including the potential inability to satisfy the closing conditions for the acquisition, potential difficulties in the assimilation of the distribution channels and operations, strategies, technologies and products of the acquired company, the risk of loss of key personnel of the acquired company, diversion of management attention from other business concerns, risk of entering new markets associated with PictureTel's partners, including the risk of variations in quarterly operating results due to the timing of significant orders and other factors, significant current and expected additional competition and the need to continue to expand product distribution, particularly in the IP channels and internationally, and risk that the foregoing and other factors will not yield the expected accretion in the future. Further risks are detailed from time to time in Polycom's SEC reports, including the Form 10-K for 2000, and subsequent Form 10-Q filings and PictureTel's SEC reports, including the Form 10-K for 2000, and subsequent Form 10-Q filings. Polycom and the Polycom logo design are registered trademarks and ViewStation is a trademark of Polycom, Inc. in the U.S. and various countries. PictureTel is a registered trademark and iPower is a trademark of PictureTel. ©2001 Polycom, Inc. and PictureTel Corporation. All rights reserved.

Additional Information

Polycom and PictureTel file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and PictureTel at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Polycom's and PictureTel's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

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POLYCOM ANNOUNCES SUCCESSFUL COMPLETION OF SUBSEQUENT OFFERING PERIOD AND WILL COMPLETE PICTURETEL ACQUISITION ON OCTOBER 18, 2001